October 18, 2021

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 30, 2021

File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated September 20, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part 1, page 4

1.

At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your American Depositary Shares (ADSs), including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In light of the Staff’s comments, we propose to add the following disclosure at the onset of Part I in a future amendment to the Form 20-F. In particular, we underlined the specific disclosure in response to this comment 1 for ease of reference:

“Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. does not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the consolidated VIE. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we”, “us”, or “our” refers to Jiayin Group Inc. and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

2.

At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information on the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.

Response: In light of the Staff’s comments, we propose to add the following disclosure at the onset of Part I in a future amendment to the Form 20-F. In particular, we underlined the specific disclosure in response to this comment 2 for ease of reference:

“Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

In addition, to address the relevant risks including those highlighted above in “Item 4. Information on the Company—C. Organizational Structure”, we propose to add the following disclosure to such section in a future amendment to the Form 20-F:

“Risks Relating to the VIE and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Jiayin Finance or forfeit our rights under the contractual arrangements;

•

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIE face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

•

We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•

It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;

•	The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;

•

Although we believe the approval of the China Securities Regulatory Commission, or the CSRC, or other equivalent PRC government authorities will not be required in connection with our offerings under current PRC laws, regulations and rules, we cannot assure you that the regulators in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions;

•

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;

•

We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.”

3.

At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In light of the Staff’s comments, we propose to add the following disclosure at the onset of Part I in a future amendment to the Form 20-F. In particular, we underlined the specific disclosure in response to this comment 3 for ease of reference:

“Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. do not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the consolidated VIE. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we”, “us”, or “our” refers to Jiayin Group Inc. and its subsidiaries.”

We also propose to revise the definition of “we,” “us,” “our company,” “our group” and “our” under the Introduction section as follows, with the removed disclosure crossed out for ease of reference:

““we,” “us,” “our company,” ~~“our group”~~ “the Company,” and “our” refer to the Parent and its subsidiaries~~, consolidated VIE, and its subsidiaries~~; and”

In addition, we propose to add the following definition of “Parent” to the Introduction section:

““Parent” refers to Jiayin Group Inc., a Cayman Islands holding company.”

Given the foregoing revisions to definition of various terms, we respectfully advise the Staff that we propose to revise relevant disclosure throughout our annual report in a future amendment to the Form 20-F to separate the consolidated VIE from the Cayman Islands holding company when describing their respective activities or functions.

Item 3. Key Information, page 4

4.

At the onset of Item 3, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comment, we propose to add the following disclosure at the onset of “Item 3. Key Information.” in a future amendment to the Form 20-F:

“The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Finance, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the Jiayin Finance.

We have control over Jiayin Finance through Shanghai Kunjia. In June 2018, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Finance and its shareholders, allowing us to exercise effective control over Jiayin Finance. These agreements or their forms include: (i) an exclusive consultation and service agreement, which enables us to receive substantially all of the economic benefits of Jiayin Finance and its subsidiaries, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Jiayin Finance, and (iii) an exclusive call option agreement, which provides us with the option to purchase all of the equity interests in Jiayin Finance. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Jiayin Finance or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

The following diagram illustrates the corporate structure of us and the consolidated VIE, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIE’s significant subsidiaries and consolidated affiliated entities and their subsidiaries as of the date of this annual report:

(1)	Jiayin Southeast Asia Holdings Limited was established in February 2018 to develop and operate our overseas business.
(2)

Jiayin Finance is owned as to 58% by Mr. Dinggui Yan, our founder, director and chief executive officer, 27% by Shanghai Jinmushuihuotu Investment Center (Limited Partnership), or Jinmushuihuotu Investment, 12% by Mr. Guanglin Zhang, and 3% by Mr. Yuanle Wu, who both are employees of our company. Jinmushuihuotu Investment is established in connection with the share incentive plan of Jiayin Finance. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plans-2019 Share Incentive Plan.” The general partner of Jinmushuihuotu Investment is Shanghai Jinmushuihuotu Marketing and Planning Co., Ltd., or Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan.

(3)

Jiayin Finance entered into Contractual Arrangements with Shanghai Kunjia. See “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and shareholders of Jiayin Finance.”

(4)	Niwodai Internet operates our online consumer finance platform.

(5)	Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.
(6)	Shanghai Jiajie Internet Finance Information Services Co., Ltd. became our wholly-owned subsidiary after the business combination in July 2019.
(7)	Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.
(8)	PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(9)	Aguila Information, S.A.P.I. de C.V. is owned as to 51% by us and it became our subsidiary after the business combination in January 2020.”
(10)	Includes 1,987,957 Class A ordinary shares, in the form of ADSs, held by Eastar Capital Holdings Limited, representing approximately 0.9% of our total outstanding shares.

5.

At the onset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we propose to add the following disclosure at the onset of “Item 3. Key Information.” in a future amendment to the Form 20-F and revise relevant disclosure under “Item 3. Key Information—D. Risk Factors” accordingly:

“Risks Relating to the Consolidated VIE and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Jiayin Finance or forfeit our rights under the contractual arrangements;

•

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIE face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

•

We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•

It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;

•	The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;

•

Although we believe the approval of the China Securities Regulatory Commission, or the CSRC, or other equivalent PRC government authorities will not be required in connection with our offerings under current PRC laws, regulations and rules, we cannot assure you that the regulators in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions;

•

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;

•

We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control; and

•	Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

For further details on the regulatory, liquidity and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

The following sets out the referenced risk factors which can be found in the existing disclosure or we propose to add to under “Item 3. Key Information—D. Risk Factors” in a future amendment to the Form 20-F:

Bullets one through six.

We propose to add the referenced risk factors as follows (added text is underlined):

“Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Jiayin Finance or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Shanghai Kunjia, our indirectly wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. We believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a VIE, Jiayin Finance, to ensure compliance with the relevant PRC laws and regulations. As such, Shanghai Kunjia entered into the Contractual Arrangements with Jiayin Finance and the shareholders of Jiayin Finance, among others, pursuant to which, we are able to: (i) exercise effective control over Jiayin Finance; (ii) receive substantially all of the economic benefits of Jiayin Finance and its subsidiaries; (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Finance when and to the extent permitted by laws; (iv) have an exclusive option to purchase, or designate one or more persons to purchase from Jiayin Finance all or any part of its assets at any time and from time to time in our absolute direction to the extent permitted by PRC laws; (v) appoint us or our designated person to exercise all shareholder rights in Jiayin Finance; and (vi) have all of the equity interests in Jiayin Finance pledged to us as a continuing first priority security interest for performance of the Contractual Arrangements. The Contractual Arrangements allow the results of operation and assets and liabilities of Jiayin Finance to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if it was our wholly-owned subsidiary.

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIE’s business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIE fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses;

•	discontinuing or restricting the operations;

•	imposing fines or confiscating any of the income from us and the consolidated VIE that they deem to have been obtained through illegal operations;

•

requiring us to restructure our and the consolidated VIE’s operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the consolidated VIE’s business, staff and assets;

•	imposing additional conditions or requirements with which we and the consolidated VIE may not be able to comply;

•	restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the consolidated VIE’s business and operations in the PRC; or

•	taking other regulatory or enforcement actions that could be harmful to our and the consolidated VIE’s business.

Any of these actions could cause significant disruption or result in a material change to our and the consolidated VIE’s business operations, and may materially and adversely affect our and the consolidated VIE’s business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements, if the PRC governmental authorities find the consolidated VIE’s legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Jiayin Finance or its subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from Jiayin Finance or its subsidiaries, we may not be able to consolidate Jiayin Finance and/or its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless.”

“The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the consolidated VIE’s business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Substantially all of our and the consolidated VIE’s operations are located in China. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the consolidated VIE’s ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the consolidated VIE’s services and our and the consolidated VIE’s business, financial condition and results of operations may be materially and adversely affected by the following factors:

•	political instability or changes in social conditions of the PRC;

•	changes in laws, regulations, and administrative directives or the interpretation thereof;

•	measures which may be introduced to control inflation or deflation; and

•	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the consolidated VIE’s control.”

“We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the consolidated VIE’s operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIE may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and the consolidated VIE may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIE’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIE will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our and the consolidated VIE’s business and prospects and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

“It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship, or the Cybersecurity Review Measures, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we and the consolidated VIE have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the Draft Measures, to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

If the Draft Measures are enacted as proposed, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for our offerings, given that: (i) we and the consolidated VIE have not been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Draft Measures will be applicable to China-based companies listed overseas. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

“The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may intervene our and the consolidated VIE’s operations at any time, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIE and our and the consolidated VIE’s business face potential uncertainty from actions taken by the PRC government.”

“Although we believe the approval of the CSRC or other equivalent PRC government authorities will not be required in connection with our offerings under current PRC laws, regulations and rules, we cannot assure you that the regulators in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions.

The M&A Rules requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval will not be required for the listing and trading of the ADSs on the Nasdaq, given that: (i) we established Shanghai Kunjia by means of direct investment, rather than a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and Shanghai Kunjia is not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules clearly classifies the contractual arrangements as a type of acquisition transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC counsel does. If it is determined that CSRC approval is required for offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for offerings, we may be unable to obtain a waiver of such approval requirements.”

Bullet seven.

We propose to revise the referenced risk factor disclosure as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to ~~us.~~ you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, and may change with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platform like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could ~~materially and adversely affect our business and impede~~ limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.”

Bullets eight and nine. - The referenced risk factors can be found on pages 29-30 in the existing disclosure of the Form 20-F.

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, we propose to add the following disclosure at the onset of “Item 3. Key Information.” in a future amendment to the Form 20-F:

“Fund Flows between Jiayin Group Inc., Its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Assets Transfer Occurred Between the Parent, Its Subsidiaries and the Consolidated VIE

Under the Contractual Arrangements, Shanghai Kunjia provides services to the consolidated VIE and is entitled to receive service fees from the consolidated VIE in exchange. The Contractual Arrangements provide that for any fiscal quarter where the consolidated VIE records pre-tax profit, the consolidated VIE shall pay to Shanghai Kunjia a service fee at an amount equivalent to its pre-tax profit excluding service fees under U.S. GAAP after making up the accumulated losses under U.S. GAAP from prior years, subject to compliance with applicable PRC laws. Notwithstanding the foregoing, pursuant to the Contractual Arrangements, Shanghai Kunjia is entitled to adjust the service fee based on the operating status and needs for business development of the consolidated VIE, and by considering among other things, the complexity of the services, the actual costs that may be incurred to provide the services, as well as the value and comparable price on the market of such services.

For the years ended December 31, 2018, 2019 and 2020, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB2,047 million, RMB1,476 million and RMB1,222 million as of December 31, 2018, 2019 and 2020, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2020. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2020, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provided loans of 45 million and 36 million in aggregate to some of our oversea subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers for the year ended December 31, 2019 and 2020, respectively. The transaction amounts in the past were not material. For the years ended December 31, 2020, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. To date, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Finance paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Finance from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

The following diagram illustrates the typical fund flow among Jiayin Group Inc., our PRC subsidiaries, and the consolidated VIE.

Equity interest
Contractual arrangements
Fund flow
Jiayin Group Inc.
(Cayman Islands)
Capital Contribution/
Loan
Dividends/
Distributions
Jiayin Holdings Limited
(British Virgin Islands)
Capital Contribution/
Loan
Dividends/
Distributions
Geerong (HK) Limited
(Hong Kong)
Capital Contribution/
Loan
Dividends/
Distributions
Offshore
Onshore PRC
Shanghai Kunjia
Chuangzhen Technology
Contractual
Arrangements
Service Fees
Jiayin Finance
Consolidated VIE

For a condensed consolidation schedule depicting the results of operations, financial position, and cash flows for Jiayin Group Inc. and the consolidated VIE, see “Item. 3—Key Information—A. Selected Financial Data.””

7.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comment, we propose to add the following disclosure in “Item 3. Key Information—A. Selected Financial Data” in a future amendment to the Form 20-F:

“VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2018, 2019 and 2020 of (i) the Parent and its subsidiaries and (ii) the consolidated VIE and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2018, 2019 and 2020. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the consolidated VIE’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	21,213	12,469	83,638	—	117,320
Accounts receivable and contract assets, net	—	9	158,055	—	158,064
Investments in subsidiaries and VIEs	(652,193)	—	87,551	652,193	87,551
Intercompany balances*	167,887	117,938	(285,825)	—	—
Other assets	855	52,612	108,970	—	162,437

Total assets	(462,238)	183,028	152,389	652,193	525,372

Liabilities
Tax payables	—	232,730	46,653	—	279,383
Other payables related to the deposal of Shanghai Caiyin	—	566,532	—	—	566,532
Other liabilities	2,385	50,602	90,235	—	143,222

Total liabilities	2,385	849,864	136,888	—	989,137

Total net assets/(liabilities)	(464,623)	(666,836)	15,501	652,193	(463,765)

*	Intercompany balances resulted from transactions regular to the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	27,223	54,602	40,324	—	122,149
Amounts due from related parties	124,862	1,651	4,209	—	130,722
Accounts receivable and contract assets, net	—	110,219	28,945	—	139,164
Short-term investment, net	69,618	—	—	—	69,618
Investments in subsidiaries and VIEs	(1,003,436)	—	3,826	1,003,436	3,826
Intercompany balances*	44,695	52,649	(97,344)	—	—
Other assets	1,117	196,532	37,944	—	235,593

Total assets	(735,921)	415,653	17,904	1,003,436	701,072

Liabilities
Refund liabilities	—	180,104	—	—	180,104
Tax payables	—	164,444	14,977	—	179,421
Other payables related to the deposal of Shanghai Caiyin	—	839,830	—	—	839,830
Other liabilities	5,933	186,047	51,336	—	243,316

Total liabilities	5,933	1,370,425	66,313	—	1,442,671

Total net assets/(liabilities)	(741,854)	(954,772)	(48,409)	1,003,436	(741,599)

*	Intercompany balances resulted from transactions regular to the business operations of the entities, and no service fees were charged by Shanghai Kunjia .

	As of December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	—	41,441	—	—	41,441
Restricted cash	—	41,500	—	—	41,500
Accounts receivable, net	—	336,849	—	—	336,849
Contract assets, net	—	203,080	—	—	203,080
Investments in subsidiaries and VIEs	(1,652,006)	—	—	1,652,006	—
Other assets	—	179,009	—	—	179,009

Total assets	(1,652,006)	801,879	—	1,652,006	801,879

Liabilities
Liabilities from the investor assurance program	—	1,547,072	—	—	1,547,072
Tax payables	—	422,177	—	—	422,177
Other liabilities	—	484,636	—	—	484,636

Total liabilities	—	2,453,885	—	—	2,453,885

Total net assets/(liabilities)	(1,652,006)	(1,652,006)	—	1,652,006	(1,652,006)

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	624,868	1,057,868	(382,576)	1,300,160
Total operating cost and expenses	(6,740)	(394,453)	(979,436)	382,576	(998,053)

(Loss)/Income from operations	(6,740)	230,415	78,432	—	302,107
Equity in earnings of subsidiaries and VIEs	319,091	—	—	(319,091)	—
Net income	252,883	254,283	61,991	(319,091)	250,066

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	2,151,165	189,473	(110,462)	2,230,176
Total operating cost and expenses	(2,886)	(1,567,424)	(235,659)	110,462	(1,695,507)

(Loss)/Income from operations	(2,886)	583,741	(46,186)	—	534,669
Equity in earnings of subsidiaries and VIEs	525,722	—	—	(525,722)	—
Net income	527,747	571,227	(46,067)	(525,722)	527,185

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	2,881,940	—	—	2,881,940
Total operating cost and expenses	—	(2,196,734)	—	—	(2,196,734)

(Loss)/Income from operations	—	685,206	—	—	685,206
Equity in earnings of subsidiaries and VIEs	611,758	—	—	(611,758)	—
Net income	611,758	611,758	—	(611,758)	611,758

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(38,027)	(40,071)	42,593	—	(35,505)
Net cash provided by (used in) investing activities	37,372	(62)	(4,084)	—	33,226
Net cash provided by financing activities	6,982	—	3,613	—	10,595

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(42,792)	19,465	49,618	—	26,291
Net cash used in investing activities	(191,401)	(35,505)	(7,272)	—	(234,178)
Net cash provided by (used in) financing activities	255,928	(12,299)	1,045	—	244,674

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	—	(228,368)	—	—	(228,368)
Net cash used in investing activities	—	(16,423)	—	—	(16,423)
Net cash used in financing activities	—	(433,600)	—	—	(433,600)

Item 3D. Risk Factors, page 6

8.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we propose to add the following disclosure in “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” in a future amendment to the Form 20-F:

“The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may intervene our and the consolidated VIE’s operations at any time, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIE and our and the consolidated VIE’s business face potential uncertainty from actions taken by the PRC government.”

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we propose to add the following disclosure in “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” in a future amendment to the Form 20-F:

“It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship, or the Cybersecurity Review Measures, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we and the consolidated VIE have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the Draft Measures, to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

If the Draft Measures are enacted as proposed, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for our offerings, given that: (i) we and the consolidated VIE have not been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Draft Measures will be applicable to China-based companies listed overseas. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

*    *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Jin Chen, our Co-Chief Financial Officer, at +86 13738131533, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Chief Executive Officer

cc:	Bei Bai, Co-Chief Financial Officer of Jiayin Group Inc.

Jin Chen, Co-Chief Financial Officer of Jiayin Group Inc.

Steve Lin, Esq., Kirkland & Ellis

Charles Yin, Marcum Bernstein & Pinchuk LLP